Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by John Saw, Chief Technology Officer of Sprint, on Twitter:

Tweet: Totally agree with @WillTownTech that @Sprint & @Tmobile together can be a leader of #5G thanks to our Massive MIMO & 2.5GHz spectrum combined with T-Mobile’s 600MHz and mmWave spectrum.

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: #5G is about being fast and reliable. By combining @Tmobile and @Sprint, we will have the best coverage and mobility to lead the way into the future of wireless. (link: http://bit.ly/2K5YR8w) bit.ly/2K5YR8w [Info: (link: http://www.newtmobile.com) newtmobile.com]

Who Is ‘Really’ Leading in Mobile 5G, Part 5: Global Carriers

Post Written by Will Townsend

Will Townsend is a Moor Insights & Strategy senior analyst covering networking infrastructure and carrier services

This article is Part 5 of 6 in Moor Insights & Strategy’s series on mobile 5G leadership, focusing on current (not future) global carrier deployment of 5G networks. In Part 1, we analyzed 5G intellectual property and patent leadership. In Part 2, we examined the 5G chipset ecosystem, and in Part 3we reviewed manufacturers integrating 5G components into end-user devices. Most recently, in Part 4, we discussed several 5G infrastructure providers and where each stack up from a technology and services capability.

What is a carrier?

A carrier is the most common term used for a company that provides wireless wide area networking (WWAN) or “mobile broadband” cellular service offerings. Martin Cooper, an engineer with Motorola, is credited with both inventing the cellphone and making the first mobile phone call back in April of 1973, and it took nearly a decade later before commercial service realization in 1984. A lot has changed in the last 35 years, but one thing is sure, cellular devices have revolutionized the way we all communicate on a personal and business basis, consume content, and transact our daily lives.

Defining the “G’s”

It’s probably worth revisiting the progression of mobile technology. “G” stands for generation and there have been significant step-levels of improvement over the years. 1G provided voice-only services over an analog network and service was fraught with dropped calls and poor security. 2G brought the advent of a digital network, and with it significant improvements in security, quality, and something we all use daily today – text messaging. 3G represented another technology leapfrog with mobile data support for web browsing and video calls (as well as Apple’s launch of the iconic iPhone). 4G is the current standard we enjoy today improving throughput and performance and helping birth disruptive services such as Netflix video streaming and ridesharing with Lyft and Uber.

What’s revolutionary about mobile 5G beyond faster speeds lies in something called latency. Simply defined, latency is the time it takes for a packet of data to travel from sender to receiver over a network. The lower the latency, the more responsive an application, especially if it’s video intensive and involves multi-player gaming as one example. Measured in milliseconds (ms), today’s 4G networks ring in at ~50ms in comparison to an expected sub 5ms latency for 5G. Latency equates to nearly real-time responsiveness, like in-home fiber, and carriers globally are eager to deploy 5G based on both the consumer and business applications that are poised to benefit.

5G mobile carrier leadership

Consequently, carriers globally are committing to billions of dollars in investment in 5G networks. Case in point, in the U.S., both AT&T and Verizon are each earmarking over a staggering $20B. The objective of our analysis in this article is to evaluate carrier 5G leadership presently, not the future. In the future, carriers could move up and down the stack. We believe there are two critical factors in determining leadership. First, are public announcements identifying specific 5G related services and an evaluation of overall capabilities to deliver a balanced mix of consumer and enterprise offerings. Second, are public deployment announcements with infrastructure equipment providers that we highlighted in our Part 4 article. As in past articles, we will identify leaders, followers, and laggards. For our evaluation, we focused on three regions – North America/ Canada, Europe, and Asia and evaluated the top carriers in each region based on subscriber size for a manageable analysis.

North America/ Canada

Leader: T-Mobile/ Sprint

When T-Mobile U.S. Inc. and Sprint Corp. announced their intention to merge back in April 2018, many were skeptical given Sprint’s historic financial underperformance and inconsistent service quality. However, from my perspective several positive factors were overlooked including strong leadership under then Sprint CEO Marcelo Claure in improving quality, a strong enterprise service base including a budding purpose-built IoT network, and an impressive spectrum footprint. I’ve also spent considerable time with Sprint executive management including CTO John Saw and IoT leader Ivo Rook and see the value in bringing more enterprise service balance to a historically consumer-centric T-Mobile. I’m also on public record from the beginning of the merger announcement voicing my belief that the deal would get done, and governmental approval late last week closed a long and arduous journey for both companies.

Once the multi-state attorney general lawsuit is settled, I firmly believe the combined company will deliver a balanced mix of both consumer and enterprise 5G services. Earlier this year, Sprint announced at Mobile World Congress Barcelona a partnership with Hatch to provide access to over 100 mobile 5G cloud gaming titles as well as live game and tournament streaming given eSports popularity. T-Mobile’s acquisition of Layer3 TV now re-branded TVision Home should provide an opportunity to monetize future 5G services with an Over-the-Top (OTT) streaming service in the home that could extend to mobile over time. From an enterprise perspective, Sprint brings its “Curiosity” IoT network and “solutions in a box” marketplace that aim to simplify deployment by focusing on core use cases such as asset and fleet management, mobile commerce, automation and control, and “smart” buildings among others. This solid LTE foundation should facilitate a rapid acceleration of 5G related IoT solutions given its full digitized architecture. The company also offers SD-WAN and other services that could be leveraged effectively for private LTE and eventually 5G service offerings.

From an infrastructure perspective, the combined companies have engaged Ericsson, Nokia, and Samsung on several 5G pilots with an emphasis on massive MIMO. This effort will enable an extremely flexible and cost-effective split deployment of both LTE and 5G NR given that both standards will co-exist into the foreseeable future. Deployment-wise, Sprint has lit-up mobile 5G in major markets including Atlanta, Dallas-Fort Worth, Houston, Kansas City, MO, and most recently Chicago with a mix of gear from Ericsson and Samsung. . T-Mobile has launched mobile 5G in half a dozen markets to date and is focused on mmWave initially likely to be followed by 600MHz spectrum deployments given the $8B+ paid for the latter in 2017. Intel and Ericsson have both participated in T-Mobile pilots for “sub 6” and mmWave at the higher bands, and I expect both infrastructure providers will be involved in 5G deployments.

Leader: Verizon

Verizon has a proven track record in providing a good balance of consumer and enterprise service offerings as well as a relentless focus on ensuring network quality and reliability. I’ve spent considerable time with the team visiting its labs, network operation centers, and proof of concept labs. I published an article about those learnings, and if interested, you can read about them here. I’ve also spent time with Chief Networking Officer Nicki Palmer to gain further insights into the company’s vision for 5G services. What impresses me most about Verizon is its forward-thinking concerning the application of 5G. I have personally visited the Alley in Chelsea, NY the company’s proof of concept incubator, and was impressed with specific 5G use cases that will be monetized by the company in the future spanning healthcare, public safety, and mobile gaming among others. The standout application from my perspective is with Medivis that utilizes mobile 5G and augmented reality to improve surgical procedure outcomes. Verizon has also created an investment fund called Verizon Ventures that is investing in areas such as virtual reality, IoT, and artificial intelligence to further accelerate possible use cases for mobile 5G.

From an infrastructure perspective, Verizon prioritized a home broadband service launch in late 2018 in four markets in the U.S with Samsung. With respect to mobile 5G services, Verizon has lit-up markets that include Chicago, Minneapolis, and Denver with plans to expand to 30+ metropolitan areas by the end of the year. Samsung is a strategic deployment partner for both fixed and mobile deployments as well as Ericsson for mobile 5G.

Follower: AT&T

This grading is a tough one for me because there are so many things that AT&T is doing right – from its depth of LTE enterprise services to a world-class AT&T Foundry program that is focused on birthing proof of concept activity. The telecommunications giant has also done a phenomenal job showcasing the possibility of 5G and related content creation and consumption at its annual Shape events held at the Warner Brothers Studios in Los Angeles. However, a lack of announced 5G consumer and enterprise services despite depth of its trials in key verticals such as healthcare, retail, transportation, and manufacturing is what places them in the follower category today. To complicate matters, AT&T has confused the market with its “5G Evolution” LTE network densification messaging going as far as placing the “5GE” icon on its smartphones when in reality it’s not a true 5G connection. With all of this said, the telecommunications giant could easily catapult itself into the leader category in the future as it completes customer trials and prioritizes which 5G services to bring to market.

From an infrastructure perspective, AT&T has deployed mobile 5G in roughly 20 U.S. markets to date and counts Nokia, Ericsson, and Samsung among its key launch partners. mmWave is the company’s initial priority, and it consequently has inherent challenges given the limited coverage area as well as signal propagation issues but is ideal of densely populated urban areas. However, AT&Ts densification plans should address these challenges longer-term and serve as a solid foundation for mobile 5G network expansion.

Laggard: Rogers Wireless

Canada’s largest carrier Rogers Wireless bet big in a recent 600 MHz spectrum offering paying nearly $1.7B in an auction. The Great White North is a challenging topography given its population clusters and vast distances between cities, but the company is planning to light up major metropolitan areas including Ontario, Northern Quebec, and Manitoba, among others. Currently, Rogers is focused on densifying its LTE networks as a precursor to rolling out mobile 5G and has conducted pilots with Ericsson in Toronto. Consequently, there aren’t a lot of public details related to planned 5G services to date given the fact that deployments haven’t begun.

Europe

Leader: Deutsche Telekom

Deutsche Telekom is the largest carrier in Germany and Europe overall as well as the parent company to T-Mobile U.S. Inc. The carrier boasts its networks span more than 50 countries and its T-Systems division offers business services that span IoT and cloud. From a 5G services perspective, the company partners with 19 start-ups that are poised to deliver services that span sports training and smart manufacturing among others.

Deutsche Telekom is currently deploying mobile 5G in six cities that include Berlin, Hamburg, and Munich with plans to expand to the 20 largest cities in Germany within the next 12-18 months. Initial infrastructure deployment plans include building out 300 5G antenna sites in 100 locations by the end of the year. The carrier counts Huawei among its infrastructure providers and has come to its defense, publicly stating that the ban could put Europe years behind the United States and China with respect to 5G deployments.

Leader: EE

EE is the largest carrier in the United Kingdom and a division of BT Group. They are primarily focused on mobile connectivity solutions for consumers and small businesses. From a 5G services perspective, the company has yet to announce any specific offerings for its consumer or business segments.

The company launched its 5G commercial network in May 2019 (the first in the U.K.) in six cities- London, Cardiff, Belfast, Edinburgh, Birmingham, and Manchester with plans to expand to 10 more locations this year and an additional 10 locations in 2020. Huawei is EE’s infrastructure partner for initial 5G deployments, and that relationship is expected to remain in place for the next 1-2 years. Given U.S. concerns over Huawei security threats with “backdoors”, EE and parent BT Group are seeking alternatives for both its core and radio access infrastructure longer term.

Follower: Vodafone Group

Vodafone Group can trace its roots back to 1982 — formed out of the United Kingdom’s largest producer of military radio technology. Today, the company boasts a presence in over 25 countries providing both consumer and enterprise mobile services that span fixed and unified communications, IoT, and cloud. Given its history of a balanced approach to both consumer and enterprise markets, I would expect Vodafone to focus on specific 5G services with its recent launch events. Rather, its focus seems to be decidedly pricing oriented. This strategy proved to be a misstep with LTE networks globally in the past as carriers battled each other over unlimited data plans that not only drove down ARPU but also allowed OTT services to better capitalize on monetization opportunities.

To date, Vodafone has launched mobile 5G connectivity in five cities in Italy, 15 cities across the United Kingdom, 15 cities in Spain, and 20 cities in Germany. Embattled Huawei is the company’s lead infrastructure partner, but the company has publicly stated that it will second source with Ericsson. I believe Vodafone can become a leader if it takes a more 5G services-oriented approach long term.

Laggard: Telefonica/ O2

Telefonica operates networks in 16 countries across Latin America and Europe, including Germany, Spain, and the United Kingdom under the O2 brand. Its consumer and business services are well balanced given Telefonica Business Solutions claims over 5.5M customers with a market reach into 170 countries. From a mobile 5G services perspective, the company and Chinese infrastructure provider ZTE have demonstrated 5G use cases centered on banking applications with Banco Santander in Spain as well as 5G smart city proof of concepts with Nokia and Ericsson, but there are no 5G commercial deployment plans slated until late 2019 to early 2020.

Given O2 is behind from a 5G deployment perspective in the United Kingdom, it recently struck a partnership with Vodafone UK. It’s an interesting union given they are rivals, but I applaud the effort. In sharing the cost of infrastructure and deployment, both carriers will reap the rewards of lower capital expenditure and faster time to market for 5G services and subsequent monetization. I believe the partnership will bear fruit long term and could propel Telefonica/ O2 out of a follower status, especially if they embrace 5G software-defined networking tools to improve time to market and lower operating expense.

Asia

Leader: China Mobile

China Mobile is the largest carrier worldwide as measured by subscribers. It delivers a balanced mix of consumer and enterprise services with the latter, including tailored solutions for education, government, transportation, and public safety sectors. October 2019 seems to be the date that the Chinese government has set for mobile 5G commercial service deployment, but the company has been demonstrating compelling use cases for some time. I’ve attended several Huawei events in China as well as Mobile World Congress Shanghai (MWC-S) and have been particularly impressed with China Mobile’s smart city platform. Most recently at MWC-S, China Mobile demonstrated a live 5G telesurgery session (that a patient consented to!) as well as interactive sporting and cultural event experiences utilizing 5G and augmented reality. There aren’t any discrete 5G consumer or enterprise service announcements to date from the carrier but given the depth of trial activity they could bridge that gap quickly.

Huawei supplies over half of the infrastructure for China Mobile’s 5G network with Ericsson providing roughly one-third and Nokia and ZTE supplying the remainder. The carrier has ambitious mobile 5G plans that include deploying up to 50.000 base stations to support an initial 50 cities by the end of 2019 and eventually nationwide coverage of 340+ cities by 2020.

Leader: SK Telecom

SK Telecom is South Korea’s largest carrier and offers a range of consumer mobile services that span voice, content, and personal banking. From an enterprise services perspective, the company is focused on eight core segments with automotive, education, retail, and healthcare all aligning well to the benefits of mobile 5G’s improved speed and lower latency over LTE. From a 5G services perspective, SK Telecom is engaged in a number of initiatives that will result in commercialization including telematics for autonomous vehicles and a partnership with South Korean LG Electronics for connected robotics that leverage a 5G mobile edge cloud platform.

From a deployment perspective, the carrier boasts that a staggering 30,000 5G base stations are supporting coverage across 85 cities across the country — infrastructure from Samsung and Ericsson power the SK Telecom network.

Follower: Reliance Jio

Reliance Jio operates in India and may not be the largest carrier in the country, but its hyper-growth warrants attention. Founded in late 2016 by Mukesh Ambani one of the wealthiest persons in India, the company recently hit the 300 million subscriber mark in record time taking massive share from incumbents that have been serving the Indian market for decades. Jio has accomplished this using the latest LTE gear and software-defined tools to provide deployment agility, a lower operating expense structure, and network optimization for video and high availability. The carrier is taking a very pricing centric approach to disrupt the market initially, but I expect that its investment in modern infrastructure will facilitate a fast-path to 5G in the second half of 2020. An IoT based solution offering seems to be the next logical step for Jio from a monetization perspective, and its underlying investment in LTE should serve as a strong base for both IoT and future 5G services.

Laggard: NTT DoCoMo

NTT DoCoMo is the largest carrier in Japan, and its name says it all- DoCoMo is an abbreviation for “do communications over the mobile network.” The company can trace its roots back to 1991 when it spun off of Nippon Telegraph and Telephone to focus exclusively on cellular-based services. It offers a good balance of consumer and business offerings with the latter encompassing cloud, unified communications, and security. From a mobile 5G services standpoint, there haven’t been any formal announcements given the company has stated a commercial service launch date of 2020. However, 5G demo activity looks promising, including remote training applications that utilize virtual reality and security applications that encompass IP cameras and artificial intelligence. The carrier also announced its first 5G lab outside of Japan in Guam to help its global partner ecosystem validate 5G uses cases including the ones mentioned above.

Wrapping up

As stated earlier, the objective of our analysis in this article is to evaluate carrier 5G leadership presently, not the future. In the future, carriers could move up and down the stack. Carriers globally are racing to the finish line for the first phase of 5G given the tremendous monetization opportunities. I’ve examined each of the largest by region and call T-Mobile/Sprint the winner in North America, Deutsche Telekom the winner in Europe, and in Asia, it’s a near photo finish but I give the edge to SK Telecom.

In North America, the combination of T-Mobile and Sprint spectrum, leverage potential with parent companies Deutsche Telekom and SoftBank, 5G deployments, and announced 5G service and IoT offerings are compelling and position the union in the lead today. I also expect that regardless of which executives lead the combined companies, T-Mobile will continue to bring added value and disruption to both the consumer and enterprise markets. However, keep an eye on Verizon based on its size, scale, bullet-proof reliability, and grasp of impactful 5G use cases and applications. AT&T is on the cusp of the follower/ leader category, but I expect to see discrete 5G service offerings in the near future given all of its capabilities and investments.

In Europe, that geography, in general, has seemed to follow the 5G aspirations of carriers in both North America and Asia. Many carriers in the region point to inflated auction prices, scarcity of fiber for backhaul, and lack of compelling 5G use cases as a rationale for a more conservative deployment plan. However, these are hurdles that are easily overcome with intra-carrier cooperation as evidenced between Vodafone UK and O2 and infrastructure alternatives such as microwave for backhaul, as well as fixed wireless access/ point to point for last-mile connectivity. Deutsche Telekom, from my perspective, is the leader today given its market position, current 5G deployment plans, investment in ecosystem and 5G use case incubation through its Capital Partners fund, and mix of consumer and enterprise service offerings. However, EE has a similar trajectory to that of Deutsche Telekom with its current and future 5G deployment plans and could gain momentum quickly with a focus on discrete services.

In Asia, I give the edge to SK Telecom today. They have massively deployed 5G infrastructure and are actively working with partners to develop 5G mobile services for consumers and businesses alike.

To reiterate, this analysis is a snapshot today. I expect that global carrier leadership will shift over time. Proof of concept 5G labs will turn trials into services, and carriers will continue to expand mobile 5G deployments based on their spectrum assets at hand. In my mind, the ultimate winners will be the ones that focus on transformative 5G services. Case in point, ridesharing was only possible with the deployment of LTE networks. I can’t wait to see what all of these very capable carriers enable on a global basis with mobile 5G.

Disclosure: My firm, Moor Insights & Strategy, like all research and analyst firms, provides or has provided research, analysis, advising, and/or consulting to many high-tech companies in the industry, including Sprint and others, cited or related to this article. I do not hold any equity positions with any companies cited in this column.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of thirteen states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.